UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39374

Inventiva S.A.
(Translation of registrant's name into English)

50 rue de Dijon
21121 Daix France
+33 3 80 44 75 00
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXPLANATORY NOTE

The Company wishes to correct an error in the press release issued on July 29, 2026. On page 2, the potential proceeds for the Tranche C of the Debt Financing Transaction was mistakenly stated as €20 million. The correct figure is €55 million. All other information in the press release remains unchanged.

On July 30, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated July 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: July 30, 2026	/s/ Andrew Obenshain
Andrew Obenshain
Chief Executive Officer